Exhibit B.6(a)(2): Certifications required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the annual report of Canadian Imperial Bank of Commerce (“CIBC”) filed under cover of a Form 40-F for the period ended October 31, 2019 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Victor G. Dodig, President and Chief Executive Officer of CIBC, certify that:

(1)	the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of CIBC.

/s/ Victor G. Dodig
Victor G. Dodig
President and Chief Executive Officer

Date: December 5, 2019

In connection with the annual report of Canadian Imperial Bank of Commerce (“CIBC”) filed under cover of a Form 40-F for the period ended October 31, 2019 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Hratch Panossian, Senior Executive Vice-President and Chief Financial Officer of CIBC, certify that:

(1)	the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of CIBC.

/s/ Hratch Panossian
Hratch Panossian
Senior Executive Vice-President and
Chief Financial Officer

Date: December 5, 2019